UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TARENA INTERNATIONAL, INC.

(Name of Issuer)

American depositary shares, one of which represents five Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

876108101

(CUSIP Number)

May 17, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876108101

1	NAME OF REPORTING PERSON Theodore Walker Cheng-De King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,991,940
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,991,940
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,940
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.18% (1)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Calculated based on 49,393,287 Class A ordinary shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on April 26, 2022. One (1) American depositary share represents five (5) Class A ordinary shares.

Item 1(a). Name of Issuer: Tarena International, Inc.

Item 1(b). Address of Issuer’s Principal Executive Office:

The Issuer’s principal executive office is located at 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by Theodore Walker Cheng De-King (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the residence of the Reporting Person is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

Item 2(c). Citizenship:

The Reporting Person is a citizen of Malta.

Item 2(d). Title of Class of Securities:

American depositary shares, one (1) of which represents five (5) Class A ordinary shares, par value of $0.001 per share.

Item 2(e). CUSIP No.: 876108101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Not Applicable.

Item 4. Ownership.

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2022

/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King